Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

VIA EDGAR

April 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Brian McAllister, Craig Arakawa, Ken Schuler, Irene Barberena-Meissner and Karina Dorin

Re:	Ivanhoe Electric Inc. Draft Registration Statement on Form S-1 Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 9, 2022 File No. 377-05994

Dear Mr. McAllister, Mc. Arakawa, Mr. Schuler, Ms. Barberena-Meissner and Ms. Dorin:

On behalf of Ivanhoe Electric Inc., a Delaware corporation (the “Company), and in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 8, 2022, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on February 9, 2022 (as amended, the “Draft Registration Statement”), we submit this letter containing the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed the comment with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your risk factor on page 48 titled “After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.” Please revise your prospectus cover page to discuss the significant control those shareholders will have.

The Company has revised this risk factor on page 49 to describe this risk with more specificity. Based on the revised risk factor, the Company does not believe that it is necessary to describe this risk on the cover page of the Draft Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Prospectus Summary

Material and Key Mineral Projects, page 1

2.	Please modify your filing to disclose the effective date instead of the signature date when documenting project reports in your filings.

The Company has revised the Draft Registration Statement on pages 1, 102, 103, 110, 125, 189 and II-5 to reflect the effective date instead of the signature date of the project reports.

3.	Please describe the criteria you use to distinguish your material properties from your key properties and exploration projects.

The Company has evaluated a number of criteria that it has used to distinguish between its two material properties, its key properties and exploration projects. These criteria have been assessed based on the level of importance that the Company believes a reasonable investor would attach to each project in the context of evaluating an investment in a mineral project development company. In particular, for each property, the Company has evaluated the property using the following criteria (without ranking the criteria in any particular order):

●	Stage of development of the mineral property;

●	Level of ownership of the mineral property and/or level of ownership the Company has the right to obtain in the future;

●	Size and quality of any mineral reserve or mineral resource;

●	Prospectivity of each mineral property based on exploration results obtained;

●	Current and proposed programs of exploration;

●	Current and proposed budgeted expenditure for each mineral property;

●	Historical activities and expenditures incurred; and

●	Amount of the proceeds from this offering expected to be expended at each mineral property.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Using these criteria the Company has determined that the mineral properties that are material to an investment decision in the Company are the Santa Cruz Project and the Tintic Project.

For the Santa Cruz Project, the materiality evaluation was driven principally by the size of its mineral resource, its prospectivity for mineral development (given its location, access to infrastructure and the nature of its ownership), the Company’s right to acquire 100% of the project, and the amounts currently and proposed to be expended.

For the Tintic Project, the materiality evaluation has been driven principally by its prospectivity for positive mineral exploration results (given its location and the significant past producing mines in its locality), the Company’s current ownership interest and the Company’s right to increase its current ownership interest to 100% of the project, and proposed exploration programs and budgets.

The Company’s two key projects, the Hog Heaven Project and the Ivory Coast Project, may become material in the future, but the Company does not currently deem them to be material based on its evaluation criteria. In particular, the Company does not have a right to acquire 100% of these properties, rather 75% and 60% respectively. Also, Hog Heaven remains without any resources or reserves, and while the Ivory Coast Project hosts resources, the scale and quality are not as significant as the resources at the Santa Cruz Project. For comparison, the amount invested by the Company to December 31, 2021 in the Tintic Project is $29.0 million while the amount invested in the Hog Heaven Project is only $2.4 million. The use of proceeds from this offering at each project is expected to be approximately $21 million and $7 million respectively. In addition, the past production and historical value produced in the Tintic Project area greatly exceeds that at Hog Heaven, while the prospectivity for a significant discovery at the Tintic Project, based on numerous geological factors, including the scale of geophysical anomalies, geological features, and metal zonation trends, indicates that there is a greater likelihood of a significant metal system at the Tintic Project when compared to Hog Heaven.

In addition, all of the other mineral properties in which the Company has an interest, when evaluated using the above criteria, have been determined to be immaterial to the Company.

4.	We note you reference the Sama project, the Ivory Coast project, and the Samapleu property interchangeably in various locations in your filing. Please modify your disclosure to clarify the project name and consistently name or label this project throughout your filing.

The Company has revised the Draft Registration Statement to clarify that the project name for this project is the “Ivory Coast Project” and to consistently use this name for the project throughout the Draft Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Santa Cruz Mineral Resource Estimate, page 5

5.	We note your disclosure of mineral resources in this section and elsewhere in your filing. Please include the commodity prices and metallurgical recoveries used to determine your cutoff grade as required by Item 1304(d) of Regulation S-K.

The Company has revised the tabular disclosure in the mineral resources and reserves tables on pages 5, 110, 127, and 128 to include the commodity prices and metallurgical recoveries used to determine the cutoff grade in accordance with Item 1304(d) of Regulation S-K.

Key Investment Highlights, page 10

6.	Please balance your disclosure regarding your management team’s background, including your CEO and Chairman, Robert Friedland, with information regarding any companies, projects or business initiatives that generated losses or that were not completed. Please also include disclosure cautioning potential investors that the prior performance of entities or projects in which your management team were involved is not indicative of your future performance.

In response to the Staff’s comment, the Company has included the additional cautionary language on pages 12 and 99 of the Draft Registration Statement to inform investors that although Mr. Friedland and his management team have had multiple successful mineral discoveries in the past, such successes may not be replicated in the future. The Company has also added disclosure on pages 12, 17, 23, and 99 of the Draft Registration Statement to the effect that most exploration mineral projects fail to result in economically viable deposits or mines, which is also disclosed in more detail in the Risk Factors section under the heading “Mineral exploration activities have a high risk of failure and rarely result in finding Ore Bodies sufficient to develop a producing mine”. Defining failure in mineral project exploration is difficult given that the exploration process is inherently uncertain and by definition generates losses until such time that an operating mine can be built, capital costs recovered, and positive cash flow be achieved. In the case of Mr. Friedland and the management team, there are numerous examples of mineral properties that were acquired, explored and then not pursued due to lack of exploration results, economic conditions or other reasons. This risk is included in the Risk Factors under the heading “We operate no mines, and the development of our mineral projects into mines is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine” and as such the Company believes that it has adequately disclosed the risks and potential for failure in mineral project exploration and does not believe that detailing particular cases in which Mr. Friedland or other members of the management team have been involved that did not result in a successful mine provides meaningful disclosure.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Risk Factors, page 22

7.	The description of your officers’ and directors’ experience on pages 131-134, and the Canada location of your executive offices, indicates that a majority of your officers and directors are located outside of the United States. Please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

The Company has included a new risk factor on page 54 of the Draft Registration Statement that addresses this risk.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock, page 46

8.	We note that you have entered into various registration rights agreements with certain stockholders that will require you to register under the Securities Act shares of common stock held by them, including the CI Stockholders Agreement, Amended and Restated Stockholders’ Agreement, Convertible Notes Registration Rights Agreement, and CAR Registration Rights Agreement. Please revise to disclose the aggregate amount of shares of common stock which will be subject to these registration rights agreements.

The Company has revised the disclosure on page 172 of the Draft Registration Statement to include the aggregate number of shares of common stock which will be subject to the registration rights agreements to which the Company is a party, which will be determined when the Company sets the price range for the offering such that the number of shares issuable upon conversion of the Convertible Notes can be calculated.

Use of Proceeds, page 56

9.	We note you disclose that you currently intend to use the net proceeds from this offering for working capital and other general corporate purposes, including for the payment of options and earn-ins to acquire mineral rights and for drilling and other exploration activities. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. In that regard, we note you disclose on page 63 that you intend to fund exploration expenses at Santa Cruz and Tintic with proceeds from this offering. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss how you determined the size of the offering. Refer generally to Item 504 of Regulation S-K.

The Company has revised the “Use of Proceeds” section of the Draft Registration Statement on page 57 to more specifically identify the principal intended uses of the net proceeds. The Company will provide the estimated amounts that it intends to allocate to each identified purpose once the Company and the underwriters have finalized the valuation of the Company and determined the approximate size of the offering.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 64

10.	Please expand your results of operations to quantify and discuss the changes in cost of sales and related gross profit during the periods presented, including the underlying factors, drivers and any trends.

The Company has revised the disclosure on page 69 of the Draft Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 65

11.	Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to U.S. investors. In addition, please revise to clarify whether the cash transfers in the form of intercompany loans during the periods presented were to and/or from your PRC subsidiaries.

The Company has revised the disclosure on page 72 of the Draft Registration Statement to disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which its affiliated entities are domiciled and to address the remainder of this comment.

Industry Overview, page 70

12.	We note your citations for statements utilizing industry and market data here and elsewhere in your prospectus. Please ensure you have included the names and dates of the reports of each of the third party sources you cite, including Bloomberg, IEA, International Monetary Fund, and Electrification Alliance.

In response to the Staff’s comment, the Company has revised the citations in the Draft Registration Statement to include the name and dates of the each of the reports cited by the Company.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Business, page 79

13.	You disclose on page 80 and elsewhere in your prospectus that in addition to your portfolio of material and key mineral projects, you license proprietary exploration technology known as Typhoon™, which is owned by your subsidiary, Geo27, Inc., and you are also the exclusive worldwide licensee of certain technology from I-Pulse Inc., the parent of your predecessor company, High Power Exploration Inc., for use in geological surveys for mineral exploration. Please revise to describe the terms of these license agreements, including the rights granted, approval rights retained by the licensors, termination rights, and the durations of the agreement.

The Company has added new disclosure on page 87 of the Draft Registration Statement to describe the material terms of the license agreements referenced in the Staff’s comment. The Company advises the Staff that there are no approval rights retained by I-Pulse Inc.

The new disclosure also notes that the underlying technology that drives the current generation of Typhoon™ is derived from patents owned by the Company’s subsidiary Geo27. The legacy technology of I-Pulse Inc. that is licensed under the referenced agreements has limited applicability to the current generation of Typhoon™ but was utilized in the predecessor system called Zeus. The current generation of Typhoon™ can function entirely with the patent portfolio owned by Geo27 and as such, the licensed technology is no longer required to operate the Typhoon™ system.

14.	You disclose on page 38 that the Typhoon TM technology you utilize in your exploration activities is based on patents owned by your subsidiary Geo27. Please disclose the type of patent protection, expiration dates, and applicable jurisdictions relating to such patents.

The Company has included a new table on page 88 of the Draft Registration Statement disclosing the requested information on the three relevant patents owned by Geo27.

Santa Cruz, page 83

15.	Please provide the summary disclosure for your properties as required by Item 1303(b) of Regulation S-K.

The Company believes that the disclosure required by Item 1303(b) of Regulation S-K is largely already included in the Draft Registration Statement as set forth below. However, in response to the Staff’s comment, the Company will include the additional disclosures highlighted below.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Reg S-K 1303(b) Reference	Requirement	Disclosure Location
(b)(1)	(1) A map or maps, of appropriate scale, showing the locations of all properties. Such maps should be legible on the page when printed.	Maps, pages 2, 3, 86, 87, and 89.

(b)(2)	(2) An overview of the registrant's mining properties and operations. This overview may be presented in narrative or tabular format.	Tables pages 103, 121, and 124, plus Summary pages 1-2.

(b)(2)(i)	(i) The overview must include aggregate annual production for the properties during each of the three most recently completed fiscal years preceding the filing.	Last column of Tables on pages 103, 121, and 124, discloses production status, which is none in production.

(b)(2)(ii)	(ii) The overview should include, as relevant, the following items of information for the mining properties considered in the aggregate:	-

(b)(2)(ii)(A)	(A) The location of the properties;	Second column of Tables on pages 103, 121, and 124, discloses location of properties.

(b)(2)(ii)(B)	(B) The type and amount of ownership interests;	Fourth column of Tables on pages 103, 121, and 124, discloses type and amount of ownership interests.

(b)(2)(ii)(C)	(C) The identity of the operator or operators;	Fifth column of Tables on pages 103, 121, and 124, discloses the title holder and operator.

(b)(2)(ii)(D)	(D) Titles, mineral rights, leases or options and acreage involved;	Seventh column of Tables on 103, 121, and 124, discloses nature of mineral title. Second column of Tables on 103, 121, and 124, discloses size of project by square kilometers.

(b)(2)(ii)(E)	(E) The stages of the properties (exploration, development or production);	Third column of Tables on 103, 121, and 124, discloses stage of development.

(b)(2)(ii)(F)	(F) Key permit conditions;	Where applicable any relevant permit conditions are narratively disclosed in the description of each property.

(b)(2)(ii)(G)	(G) Mine types and mineralization styles;	No properties host any mines. The mineralization style is disclosed narratively in the description of each property.

(b)(2)(ii)(H)	(H) Processing plants and other available facilities.	No properties are currently in production and none host processing or similar facilities.

(b)(2)(iii)	(iii) When presenting the overview, the registrant should include the amount and type of disclosure concerning its mining properties that is material to an investor's understanding of the registrant's properties and mining operations in the aggregate. This disclosure will depend upon a registrant's specific facts and circumstances and may vary from registrant to registrant. A registrant should refer to, rather than duplicate, any disclosure concerning individually material properties provided in response to § 229.1304.	-

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

(b)(2)(iv)	(iv) A registrant with only a royalty or similar economic interest should provide only the portion of the production that led to royalty or other incomes for each of the three most recently completed fiscal years.	Not applicable

(b)(3)	(3) A summary of all mineral resources and mineral reserves, as determined by the qualified person, at the end of the most recently completed fiscal year by commodity and geographic area and for each property containing 10% or more of the registrant's combined measured and indicated mineral resources or containing 10% or more of the registrant's mineral reserves. This summary must be provided for each class of mineral resources (inferred, indicated, and measured), together with total measured and indicated mineral resources, and each class of mineral reserves (probable and proven), together with total mineral reserves, using the format in Table 1 to paragraph (b) of this section for mineral resources, and the format in Table 2 to paragraph (b) of this section for mineral reserves.	Summary Table included on page 102 Only 4 of the properties host mineral resources – Santa Cruz, Pinaya, Samapleu (Ivory Coast Project) and San Matias. Only one project, San Matias, hosts mineral reserves. This constitutes all the properties in which the Company has an interest in mineral resources and/or mineral reserves.

(b)(3)(i)	(i) The term by geographic area means by individual country, regions of a country, state, groups of states, mining district, or other political units, to the extent material to and necessary for an investor's understanding of a registrant's mining operations.	The Table on page 102 groups the resources and reserves by geographic location. See column 14.

(b)(3)(ii)	(ii) All disclosure of mineral resources by the registrant must be exclusive of mineral reserves.	The Table on page 102 is presented on this basis.

(b)(3)(iii)	(iii) All disclosure of mineral resources and reserves must be only for the portion of the resources or reserves attributable to the registrant's interest in the property.	All disclosure in the Table on page 102 is presented on a whole property basis. The Company has amended the table to clearly identify that the mineral resources and reserves are on a 100% project basis and to also add a column showing the percentage attributable to the Company.

(b)(3)(iv)	(iv) Each mineral resource and reserve estimate must be based on a reasonable and justifiable price selected by a qualified person pursuant to § 229.1302(d) or (e), which provides a reasonable basis for establishing the prospects of economic extraction for mineral resources, and is the expected price for mineral reserves.	The Company has added as footnotes to the Table on page 102, the assumed relevant commodity price for each mineral resource and reserve estimate.

(b)(3)(v)	(v) Each mineral resource and reserve estimate called for in Tables 1 and 2 to paragraph (b) of this section must be based on a specific point of reference selected by a qualified person. The registrant must disclose the selected point of reference for each of Tables 1 and 2 to paragraph (b) of this section.	The Company has added as footnotes to the Table on page 102, the relevant point of reference (the cut-off grade) for each mineral resource and reserve estimate.

(b)(3)(vi)	(vi) The registrant may modify the tabular formats in Tables 1 and 2 to paragraph (b) of this section for ease of presentation or to add information.	-

(b)(3)(vii)	(vii) All material assumptions and information pertaining to the summary disclosure of a registrant's mineral resources and mineral reserves required by this section, including material assumptions related to price estimates, must be current as of the end of the registrant's most recently completed fiscal year.	The effective date of mineral resources and mineral reserves is disclosed in the Table on page 102. For the mineral resources of projects directly owned by Kaizen Discovery and Sama Resources, both separately listed public companies, the timing of resource calculation is determined by those companies.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Mineral Resources, page 93

16.	Please report resources for the Samapleu project exclusive of reserves as required by Item 1303(b)(3)(ii) of Regulation S-K.

The Company notes that Samapleu (ie. the Ivory Coast Project) does not have any reserves so resources cannot be reported exclusive of reserves. Resources are therefore currently disclosed exclusive of reserves.

17.	We note the effective date for Cordoba’s San Matias project is August 3, 2021, not January 11, 2022 as found on page 116 in your filing. Please explain or revise your disclosure accordingly.

The Company corrected the error related to the effective date for Cordoba’s San Matias project on page 125 of the Draft Registration Statement.

18.	We note the Net Smelter Return (NSR) for Cordoba’s San Matias project is equal to the processing cost and does not include mining, shipping, smelting, and refining costs. Please explain.

The Company has amended the footnote disclosure to the table on page 127 of the Draft Registration Statement to clarify the NSR costs for the San Matias Project. Further, the Company advises the Staff that the NSR calculation does include mining, shipping, smelting, and refining costs.

Principal Stockholders, page 149

19.	Please revise your principal stockholders table to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of I-Pulse, Inc., Century Vision Holdings Limited, Fidelity Contrafund and affiliates, and Orion Mine Finance Fund III LP. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The Company has revised the footnotes to the principal stockholder table on page 159 of the Draft Registration Statement to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of the identified 5% holders.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Financial Statements
Notes to the Combined Carve-Out Financial Statements
Background and basis of preparation, page F-7

20.	Please disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends and also provide other disclosures as required by Rule 4-08(e) of Regulation S-X.

As a smaller reporting company, the Company is not subject to Rule 4-08(e) of Regulation S-X. In light of the fact the Company does not have retained earnings, the Company has added disclosures related to restrictions on the payment of dividends in Note 22 (page F-25) of the financial statements.

Significant accounting policies Principles of consolidation, page F-8

21.	Please disclose which entities are considered to be a Variable Interest Entity (“VIE”), how you accounted for each of the VIEs and provide the disclosures required by ASC 810-10- 50 as applicable.

The Company has clarified which entities are VIEs and added applicable disclosures in Note 20 (page F-23) and Note 22 (page F-25) of the financial statements. Notes 20 and 22 have also been referenced in the VIE section in the Significant Accounting Policies note.

Segment reporting, page F-25

22.	Please explain the components of long lived assets and reconcile to the segment assets and Balance sheet. Refer to ASC 280-10-50.

The Company has added disclosure explaining the components of long lived assets and reconciled long lived assets to segment assets and the balance sheet in Note 28 of the financial statements (page F-30).

Exhibits

23.	Please file the following agreements as exhibits or tell us why you believe they are not required to be filed.

•	Brixton Earn-in Agreement;
•	Sama Earn-In and JV Agreement;
•	Unity Project Agreement;
•	Exploration Alliance Agreement;
•	Purchase and Sale Agreements with five different vendor groups owning mineral titles at the Tintic Project; and
•	Software License Agreement entered into on October 15, 2021 by the Company (through its majority-owned subsidiary CGI) and a significant customer. Refer to Item 601(b)(10) of Regulation S-K.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Please also file an executed copy of the Form of Registration Rights Agreement dated as of August 3, 2021 filed as Exhibit 4.5.

The Company does not believe that the Brixton Earn-in Agreement, the Sama Earn-In and JV Agreement, the Unity Project Agreement, and the Exploration Alliance Agreement (relating to Papua New Guinea) are material contracts under Item 601(b)(10) that are required to be filed as exhibits to the Registration Statement because these agreements are the types of contracts that ordinarily accompany the business conducted by a mining company at the early stages of exploration and because they relate to properties that are not material to the Company.

The Company notes that although it believes that the Purchase and Sale Agreements with five different vendor groups owning mineral titles at the Tintic Project are ordinary course contracts for a mining company at the early stages of exploration, the Company also believes that they may fall within the category of contracts described under Item 601(b)(10)(ii)(C). Therefore, the Company intends to file the Purchase and Sale Agreements with five different vendor groups owning mineral titles at the Tintic Project with its next amendment, but intends to redact commercially sensitive information pursuant to Item 601(b)(10)(iv) of Regulation S-K.

The Company does not consider the Software License Agreement dated as of October 15, 2021 to be a material contract. At December 31, 2021, the revenue from this contract represented a significant part of the Company’s consolidated revenue; however, the Company’s principal business is the development of mining projects, with CGI’s software licensing business being an ancillary business. CGI’s revenue is not expected to grow materially and should the Company succeed in bringing a mine into production, revenue from mineral production would significantly exceed CGI’s limited third party revenue represented by this contract. As such, when considering the totality of the business of the Company on a consolidated basis, the Company does not consider this contract to be a material contract.

The Company has filed an executed copy of the Amended and Restated Registration Rights Agreement dated as of April 5, 2022 as Exhibit 4.5 and has removed the reference to “Form of” in the Exhibit Index. The Registration Rights Agreement dated as of August 3, 2021 was amended and restated in connection with the issuance of Series 2 Convertible Notes in April 2022.

Amendment No. 1 to Draft Registration Statement

Exhibit 96.1 - Technical Report Summary on the Santa Cruz Project, Arizona, U.S.A Previous Technical Reports, page E-37

24.	We note you disclose historic non-compliant resources or reserves in this section of your filing, which are lacking such classifications as proven, probable, measured indicated, or inferred. Please revise your historic estimate nomenclature to reflect a mineral inventory to avoid confusion with S-K 1300 compliant resources or reserves.

In response to the Staff’s comment, this disclosure has been removed from the Regulation S-K Technical Report Summary on the Santa Cruz Project.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Mineral Processing and Metallurgical Testing, page E-107

25.	We note the Mineral Processing and Metallurgical testing section of the technical report summary (TRS). Please modify your disclosure to include the qualified person’s opinion on the adequacy of the data as required by Item 601(b)(96)(iii)(b)(10)(v) of Regulation S-K.

The Regulation S-K Technical Report Summary on the Santa Cruz Project has been amended to add the Qualified Person’s opinion on the adequacy of data as required. This appears at page E-87 of the re-issued Technical Report Summary, filed as exhibit 96.1 to the Draft Registration Statement.

Mineral Resource Estimate, page E-139

26.	We note your disclosure that the TRS mineral resources were classified in accordance with the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (May 2014) definitions. Please revise your filing to state these resource definitions comply with S-K 1300 here and elsewhere in your filing.

The Regulation S-K Technical Report Summary on the Santa Cruz Project has been amended to state that the mineral resources disclosed comply with Regulation S-K definition. This appears at page E-106 of the re-issued Technical Report Summary, filed as exhibit 96.1 to the Draft Registration Statement.

Mineral Resource Classification, page E-142

27.	We note you utilize a $3.70 copper price for your cutoff grade calculation. Please modify your disclosure to explain with particularity, how this copper price was selected and include all material assumptions underlying your price selection as required by Item 1302(d)(2) of Regulation S-K.

The Regulation S-K Technical Report Summary on the Santa Cruz Project has been amended to include a section regarding copper pricing and the underlying assumptions and rationale for copper price selection. This appears at page E-141 of the re-issued Technical Report Summary, filed as exhibit 96.1 to the Draft Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

General

28.	We note that your agent for service is located in Canada. Please appoint an agent for service in the United States and provide the name, address and telephone number of such agent on your registration statement cover page.

In response to the Staff’s comment, the Company has added the name, address and telephone number of Corporation Service Company, its agent for service of process in the United States, on the cover page of the Draft Registration Statement.

29.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

To date, the Company has not engaged in “testing the waters” meetings with potential investors. In the event that the Company engages in “testing the waters” meetings, it will provide the Staff with supplemental copies of all written communications as defined in Rule 405 under the Securities Act of 1933, as amended, if any.

On behalf of the Company, thank you for your review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact me at dcarbone@reedsmith.com or by telephone at (212) 549-0229.

Very truly yours,

/s/ Danielle Carbone
Danielle Carbone, Esq.

cc:	Robert Friedland
James Mercadante
Quentin Markin